United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of March 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER & CO, INC. SUBSIDY PERIOD FOR CONVERSION OF INTER&CO'S BRAZILIAN DEPOSITARY RECEIPTS AND CLASS A SHARES INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that shareholders of the Company’s Brazilian Depositary Receipts (“BDRs”) will be able to request the cancellation of their Inter&Co’s BDRs in exchange of the underlying Class A Common Shares (“Class A Shares”) without paying the applicable fees charged by Banco Bradesco from March 19, 2024 to June 17, 2024, a 90-days term, (the “Term”). This incentive is part of Inter&Co's plan to improve the liquidity of its Class A shares on Nasdaq and is not expected to have impact on the Company's financial performance. To convert some or all of BDRs into Class A Common Shares free of charge: (i) each holder of BDRs may request the cancellation of their BDRs in exchange of the underlying Class A Shares free of charge only once, regardless of the number of BDRs converted into Class A Shares under this single request; and (ii) the request must be made during the Term. The same shareholders that converted their BDRs into Class A Shares free of charge during the Term may convert their Class A Shares back into BDRs also free of charge, provided that: (a) each shareholder may request the conversion of their Class A Shares into BDRs free of charge only once; (b) the conversion request is limited to the number of Class A Shares received in connection with the previous cancellation of BDRs free of charge during the Term; and (c) the request is made during the Term. Inter&Co will pay the applicable fees charged by Banco Bradesco on behalf of the holders, as long as they meet the aforementioned cumulative requirements. Nonetheless, each holder is responsible to instruct their brokers in Brazil and in the United States to follow the necessary procedures for the conversion of BDRs into Class A Shares and, as the case may be, of Class A Shares back into BDRs. A step-by-step guide on how the conversion of BDRs into Class A Shares works, including a flow chart explaining the whole procedure, is available on Inter&Co’s website: https://investors.inter.co/en. The conversion of Inter&Co’s BDRs into Class A Shares aims to increase the number of Class A Shares traded on Nasdaq, which is aligned with the long-term strategy of the Company. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co/en). Belo Horizonte, March 18, 2024 SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: March 18, 2024